Troutman Pepper Locke LLP 111 South Wacker Drive Suite 4100 Chicago, IL 60606

February 26, 2026

United States Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, D.C. 20549

Attn: Ashley Vroman-Lee

Re:	ABX Longevity Growth and Income Fund

Amendment No. 16 to Registration Statement on Form N-2

Filed January 9, 2026

Securities Act File No. 333-274405

Investment Company Act File No. 811-23900

Dear Ashley Vroman-Lee:

On behalf of ABX Longevity Growth and Income Fund (the “Fund”), we are writing to submit the Fund’s responses to (a) certain oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on February 18, 2026, with respect to the above-referenced Amendment No. 16 to the Registration Statement on Form N-2 and Statement of Additional Information (the “Registration Statement”) and (b) certain written comments to the Registration Statement provided by the Staff via email on February 19, 2026.

Concurrently with the submission of this letter, the Fund is publicly filing Amendment No. 17 to the Registration Statement (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement. For the convenience of the Staff, we have reproduced the Staff’s oral comments (to the best of our recollection) and written comments below in bold, and follow each comment with the Fund’s responses thereto.

I.	Verbal Comments Received From the Staff on February 18, 2026

1.	Please file the Fund seed financial statement and audit consent letter with the next submission of Registration Statement.

The Fund has filed as its unaudited Seed Financial Statements at Exhibit 99.o to the Revised Registration Statement. The Fund will file the audited Seed Financial Statements and auditor consent letter prior to effectiveness.

2.	Name change to ABX Longevity Growth and Income Fund is approved.

All references to the Fund in the Revised Registration Statement have been updated to reflect the Fund’s new name “ABX Longevity Growth and Income Fund.” We have filed at Exhibit 99.a(2) to the Revised Registration Statement, the Fund’s Amended and Restated Certificate of Formation which effects the Fund’s name change to “ABX Longevity Growth and Income Fund.”

February 26, 2026

3.

On the Cover page, please provide expanded disclosure on the features that could be included in Mortality contracts (i.e. (i) a return of premium feature, (ii) the right to convert from a term policy to a universal life policy, and (iii) outstanding policy loans taken by prior beneficiaries). Please include any additional risk disclosures in the body of the prospectus, not just on the cover page.

Please see Page 2 of the Registration Statement where we have provided expanded disclosure regarding the details of the above-mentioned features that could be included in Mortality Contracts and loans to which Mortality Contracts could be subject. Please see Page 36 of the Registration Statement where we have provided additional risk factors relating to the risks associated with these above-mentioned features.

4.

Page 16 – Please disclose any conflicts of interest of the Fund’s affiliated service providers relating to any incentive they may have to overvalue assets and the subsequent impact to NAV and the management fee.

Please see Page 10 of the Revised Registration Statement where the Fund has added disclosure regarding the risk that the Manager’s affiliates will over-value Fund assets to increase Management Fees. We have additionally provided disclosure related to the fact that the fee caps placed on Longevity Assets are not a perfect solution to prevent over-valuing the Longevity Assets.

5.

Page 82 – Please add disclosure regarding affiliate transactions similar to what is in the May and November comment response letters and delete the reference to Rule 17e-1 or explain the reason for including the disclosure as is.

Please see Page 45 where the Fund has added disclosure regarding the prohibition of entering into transactions involving the Fund and the Manager or the Manager’s affiliates. Specifically, we state that “The Manager will not allow the Fund to purchase, directly or indirectly, any Longevity Assets owned or brokered by its affiliates.” We have deleted references to brokerage transactions permitted under Rule 17e-1 of the Investment Company Act, since the Manager does not intend to use any affiliate to broker securities transactions for the Fund.

6.

Page 87 – Under determination of Net Asset Value – N-2 still states that the Fund will typically engage a single life expectancy provider consistent with standard practice in the life settlement market. Please delete “standard practice” everywhere.

Please see Page 45 of the Revised Registration Statement where the phase “Consistent with standard practice in the life settlement market” has been deleted.

February 26, 2026

I.	SEC Comments Received February 19, 2026

7.

Under the risk factor “Risk of Certain Longevity Assets Being Deemed Securities,” please provide additional risk disclosure about the consequences under the federal securities laws if certain longevity assets are determined not to meet the definition of a security, including the potential impact to the fund not meeting the definition of an investment company and investors consequently not having the protections under the Investment Company Act of 1940.

Please see the new risk factor on pages 22-23 of the Revised Registration Statement that details certain consequences to the Fund’s status as an investment company if a sufficient amount of Longevity Assets are determined to not meet the definition of investment security.

* * *

Please contact me at (312) 443-0337 or Jerry Francese at (917) 705-4927 with any questions or further comments regarding the Fund’s responses to your comments.

Sincerely,

/s/ Thomas V. Bohac Jr.

Thomas V. Bohac Jr.

Troutman Pepper Locke LLP

cc:	Jay Jackson, ABX Longevity Growth and Income Fund

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